NSAR Item 77E:  Legal Proceedings


Series 15 - GMO Emerging Markets Fund

Indian regulators have alleged that the Fund violated certain conditions under which it was granted permission to operate in India and have restricted a portion of the Fund's locally held assets pending resolution of the dispute. The amount of restricted assets is small relative to the size of the Fund, representing approximately 0.06% of the Fund's total assets as of February 28, 2003. The valuation of this possible claim and all matters relating to the Fund's response to these allegations are subject to the supervision and control the Trust's Board of Trustees, and all costs in respect of this matter are being borne by the Fund.